Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited condensed consolidated financial statements, including the notes thereto, as of and for the three and the six months ended June 30, 2024, and June 30, 2023 included as Exhibit 99.2 to the Report on Form 6-K dated August 6, 2024 to which this discussion is attached as Exhibit 99.3. We also recommend that you read our operating and financial review and prospects and our audited consolidated financial statements for 2023, 2022 and 2021, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”). In addition, we recommend that you read any public announcements made by Jumia Technologies AG as filed with, or furnished to, the SEC.
The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in US dollars. Unless otherwise indicated, all references to currency amounts in this discussion are in US dollars. We have made rounding adjustments to some of the figures included in this discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.
The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under Item 3. “Key Information—D. Risk Factors” in our Annual Report.
Unless otherwise indicated or the context otherwise requires, all references to “Jumia” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Jumia Technologies AG and its consolidated subsidiaries.

Overview
We are the leading pan-African e-commerce platform. Our platform consists of our marketplace, which connects sellers with customers, our logistics service, which enables the shipment and delivery of packages from sellers to customers, and our payment service, JumiaPay, which, together with its network of licensed payment service providers and other partners, facilitates transactions among participants active on our platform in selected markets.
On our marketplace, a large and diverse group of sellers offer goods across a wide range of categories, such as phones, electronics, home & living, fashion, beauty and other, including fast-moving consumer goods, to customers (i.e., consumers, retailers, distributors and other local buyers). In connection with our marketplace offering, we also engage in corporate sales, where we sell physical goods to local and regional retailers, distributors and other corporate buyers. On our JumiaPay app, we offer a number of digital lifestyle services including utility bills payment, airtime recharge, gaming and entertainment, transport ticketing as well as financial services such as micro-loans, insurance or savings products. We had 5.5 million Annual Active Customers as of June 30, 2024. We believe that the number and quality of sellers on our marketplace and the breadth of their respective offerings attract more customers to our platform, increasing traffic and orders, which, in turn, attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold via our marketplace are predominantly sold by third-party sellers, meaning the cost and risk of inventory remains with the seller. In the six months ended June 30, 2024, the vast majority of the items sold through our marketplace were offered by third-party sellers.
Our logistics service, Jumia Logistics, facilitates the delivery of goods in a convenient and reliable way. It consists of a large network of leased warehouses, pick up stations for customers and drop-off locations for sellers and a significant number of local third-party logistics service providers, whom we integrate and manage through our proprietary technology, data and processes. In certain cities, where we believe it is beneficial to enhance our logistics service, we also operate our own last-mile fleet.
Our payment service, JumiaPay, has been designed to facilitate cashless online transactions between participants on our platform, with the intention of integrating additional financial services in the future. JumiaPay encompasses a number of functionalities positioning African customers, who have traditionally relied on cash, to transact in a cashless manner. JumiaPay, with its network of licensed payment service providers and other partners, provides digital payment processing on our platform allowing for a fast and secure payment experience at checkout. JumiaPay also has a dedicated payment app, the JumiaPay app, through which we offer customers a number of digital lifestyle services from a broad range of third-party service providers. As of June 30, 2024, one or more JumiaPay services were available in nine markets: Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Tunisia, Uganda and Algeria. The number of JumiaPay Transactions reached 3.8 million in the six months ended June 30, 2024, compared to 2.7 million in the six months ended June 30, 2023. Total Payment Volume (“TPV”) reached $91.3 million in the six months ended June 30, 2024, which was flat compared to the six months ended June 30, 2023. Ongoing efforts to streamline the user experience and the continued rollout of JumiaPay on delivery to increase cashless orders positions JumiaPay as a strong enabler of the Company’s ecommerce platform. In June 2024, Jumia terminated its 2019 commercial agreement with Mastercard Asia/Pacific. While JumiaPay will continue to accept Mastercard as a method of payment, the termination will allow Jumia to broaden and deepen its relationship with other payment services providers.
Our operations benefit from a uniform technology platform coupled with coordinated local presence. Our unified, scalable technology platform was developed by our technology and data team, which is predominantly located in Portugal and Egypt. This technology platform covers all relevant aspects of our operations, from data management, business intelligence, traffic optimization and customer engagement to infrastructure, logistics and payments. We constantly collect and analyze data to help us optimize our operations, make our customer experience more personal and relevant and enable us, selected sellers and logistics partners to make informed real-time decisions. Our local teams in each of our countries of operations have access to, and may benefit from, the centralized data collection and analytics and are empowered to use the insights gained from our platform in order to take action locally.
We remain committed to pursuing a path to profitability, focused on a combination of fundamentals-led growth, improved cash efficiency and strengthening the consumer value proposition. Annual Active Customers reached 5.5 million as of June 30, 2024, a decrease of 14.2% compared to June 30, 2023. Orders reached 9.4 million, in the six months ended June 30, 2024 an increase of 4.4% compared to the six months ended June 30, 2023. GMV reached $351.6 million in the six months ended June 30, 2024, which is stable when compared to the six months ended June 30, 2023. In terms of financial indicators, our Operating loss decreased by 43.4% from $50.5 million in the six months ended June 30, 2023 to $28.6 million in the six months ended June 30, 2024, primarily reflecting the impact of cost reductions over the period. Our Adjusted EBITDA loss decreased by 51.9%, from $42.8 million in the six months ended June 30, 2023 to $20.6 million in the six months ended June 30, 2024, driven by cost reductions and improved gross margins. Our Loss before tax from continuing operations increased by 3.4% from $60.1 million in the six months ended June 30, 2023 to $62.1 million in the six months ended June 30, 2024, heavily impacted by currency devaluations in Nigeria and Egypt.

Key Performance Indicators
The following table sets forth our key performance indicators for the three and six months ended June 30, 2024, and June 30, 2023. For definitions and explanations of our key performance indicators, please see “Non-IFRS and Other Financial and Operating Metrics” below.

	For the three months ended June 30,		For the six months ended June 30,
(in millions)	2023	2024	2023	2024
Annual Active Customers(1)	6.4	5.5	6.4	5.5
Orders	4.5	4.8	9.0	9.4
GMV	$179.2	$170.1	$352.4	$351.6
TPV	$49.4	$45.9	$90.6	$91.3
JumiaPay Transactions	1.4	1.9	2.7	3.8
Adjusted EBITDA(2)	$(18.2)	$(16.3)	$(42.8)	$(20.6)
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(1) Annual Active Customers figures are reported “as of” the dates in the table.
(2) See “Non-IFRS and Other Financial and Operating Metrics” for a reconciliation of Adjusted EBITDA, which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and an explanation of why we consider Adjusted EBITDA useful.
As of June 30, 2024, Annual Active Customers reached 5.5 million compared to 6.4 million as of June 30, 2023, driven by changes in our category mix as we shifted our focus from categories with high usage but unfavorable unit economics, particularly fast-moving consumer goods, and reduced spending on customer incentives and promotions.
Orders increased by 6.9% from 4.5 million in the three months ended June 30, 2023 to 4.8 million in the three months ended June 30, 2024. GMV decreased by 5.0% from $179.2 million in the three months ended June 30, 2023 to $170.1 million in the three months ended June 30, 2024, primarily due to currency devaluations.
Orders increased by 4.4% from 9.0 million in the six months ended June 30, 2023 to 9.4 million in the six months ended June 30, 2024. Despite the significant headwinds to GMV performance from foreign exchange fluctuations, GMV remained basically stable at $351.6 million in the six months ended June 30, 2024, compared to $352.4 million in the six months ended June 30, 2023.
The evolution in Orders and GMV was influenced by continued efforts to enhance and diversify Jumia’s product assortment, more efficient marketing spend and reductions in customer incentives.
Customer Incentives decreased by 17.4% from $2.3 million in the three months ended June 30, 2023 to $1.9 million in the three months ended June 30, 2024. The percentage of Orders of physical goods benefiting from customer incentives was 27.5% in the three months ended June 30, 2024 compared to 31.2% in the three months ended June 30, 2023.
Customer Incentives decreased by 21.4% from $4.2 million in the six months ended June 30, 2023 to $3.3 million in the six months ended June 30, 2024. The percentage of Orders of physical goods benefiting from customer incentives was 26.1% in the six months ended June 30, 2024 compared to 29.4% in the six months ended June 30, 2023.
We continue to take a disciplined and targeted approach to marketing spend focused on targeting more efficient marketing channels, such as search engine optimization (“SEO”), customer relationship management (“CRM”) and relevant offline local channels while also leveraging our JForce network.
As a result of these efforts, we are attracting a stickier and higher quality customer base as evidenced by a 262 basis point year-over-year improvement in repurchase rates in the first quarter of 2024.
•Jumia’s cohort analysis indicates that 36% of new customers, who placed an order for a product or a service on our platform in the first three months ended June 30, 2024, completed a second purchase within 90 days. This represents an improvement compared to 33% of new customers from the first three months ended June 30, 2024, who reordered within 90 days.
While we had a high ratio of customer lifetime value, which represents the average revenue we earn from transactions with each of our customers over time, to customer acquisition cost, which represents the average cost of acquiring new customers, in the periods under review, we expect to incur increased marketing costs in the near-future to help support our continued efforts around customer acquisition. As such, we believe that our current metrics would not be representative of our run-rate in the near-term going forward.

TPV was at $45.9 million in the three months ended June 30, 2024, compared to $49.4 million in the three months ended June 30, 2023, a decrease of 7.1%, largely in line with the evolution of GMV.
TPV remained basically stable at $91.3 million in the six months ended June 30, 2024, compared to $90.6 million in the six months ended June 30, 2023, reflecting our ongoing commitment to improving the customer experience.
JumiaPay Transactions increased by 30.8% from 1.4 million in the three months ended June 30, 2023 to 1.9 million in the three months ended June 30, 2024, driven by higher adoption of JumiaPay on delivery as well as the implementation of cashback campaigns and incentives conducted in the second quarter of 2024.
JumiaPay Transactions increased by 40.7% from 2.7 million in the six months ended June 30, 2023 to 3.8 million in the six months ended June 30, 2024, driven by higher adoption of JumiaPay on delivery as well as the implementation of cashback campaigns and incentives conducted in the second quarter of 2024.
Ongoing efforts to streamline the user experience and the continued rollout of JumiaPay on delivery to increase cashless orders positions JumiaPay as a strong enabler of the Company’s ecommerce platform.

Operating Results
Comparison of the three and six months ended June 30, 2023, and June 30, 2024
Unaudited Interim Condensed Consolidated Statement of Operations

	For the three months ended June 30,		For the six months ended June 30,
(in USD millions)	2023	2024	2023	2024
Revenue	44.0	36.5	85.3	85.4
Cost of revenue	(21.1)	(14.9)	(37.5)	(32.6)
Gross profit	22.9	21.6	47.8	52.8
Fulfillment expense	(10.6)	(9.3)	(22.4)	(18.7)
Sales and advertising expense	(5.5)	(4.4)	(10.8)	(8.2)
Technology and content expense	(10.7)	(8.7)	(21.9)	(17.8)
General and administrative expense(1)	(18.5)	(19.2)	(43.7)	(36.7)
Other operating income	0.4	0.2	0.6	0.5
Other operating expense	—	(0.4)	(0.1)	(0.4)
Operating loss	(22.1)	(20.2)	(50.5)	(28.6)
Finance income	2.9	0.7	6.0	2.0
Finance costs	(11.7)	(2.9)	(15.6)	(35.5)
Loss before Income tax from continuing operations	(30.9)	(22.5)	(60.1)	(62.1)
Income tax benefit / (expense)	0.2	0.5	0.1	(0.5)
Loss for the period from continuing operations	(30.7)	(22.0)	(60.0)	(62.7)
Loss after Income tax for the period from discontinued operations	(1.2)	—	(3.6)	—
Loss for the period	(31.9)	(22.0)	(63.7)	(62.7)
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(1)Includes share-based payment expense of $1.3 million in the three months ended June 30, 2023, $1.7 million in the three months ended June 30, 2024, $2.3 million in the six months ended June 30, 2023 and $3.8 million in the six months ended June 30, 2024.
Revenue
The following table shows a breakdown of our revenue in the three and six months ended June 30, 2023, and June 30, 2024 by source:

	For the three months ended June 30,		For the six months ended June 30,
(in USD millions)	2023	2024	2023	2024
Marketplace revenue(1)	22.3	20.0	45.6	45.9
Commissions	9.2	10.2	18.9	27.5
Fulfillment	4.6	3.8	9.4	7.4
Marketing and advertising	3.7	2.4	6.3	3.9
Value added services	4.9	3.6	11.1	7.1
First-party sales	21.1	16.1	38.5	38.5
Platform revenue(2)	43.4	36.2	84.1	84.5
Non-platform revenue(3)	0.6	0.3	1.1	0.9
Total revenue	44.0	36.5	85.3	85.4
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(1) Marketplace revenue is the sum of commissions, fulfillment, marketing and advertising and value-added services.
(2) Platform revenue is the sum of marketplace revenue and first-party sales.
(3) Non-platform revenue corresponds to other revenue shown in notes to our unaudited interim condensed consolidated financial statements.
Our primary sources of revenue are first-party sales and commissions, fulfillment and value added services from third-party sales.
Revenue was $36.5 million in the three months ended June 30, 2024, compared to $44.0 million in the three months ended June 30, 2023, a decrease of 17.2%, primarily due to currency devaluations.
Revenue from first-party sales was $16.1 million in the three months ended June 30, 2024, compared to $21.1 million in the three months ended June 30, 2023, a decrease of 23.8%, driven by lower first-party corporate sales in Egypt, and the impact of currency devaluations.
Marketplace revenue was $20.0 million in the three months ended June 30, 2024, compared to $22.3 million in the three months ended June 30, 2023, a decrease of 10.1%, primarily due to currency devaluations, partially offset by increases in commissions from third-party corporate sales.
Revenue remained stable at $85.4 million in the six months ended June 30, 2024, compared to $85.3 million in the six months ended June 30, 2023.
Revenue from first-party sales was $38.5 million both in the six months ended June 30, 2024 and in the six months ended June 30, 2023.
Marketplace revenue remained stable at $45.9 million in the six months ended June 30, 2024 compared to $45.6 million in the six months ended June 30, 2023, driven by higher commissions in corporate sales to local and regional retailers, distributors and other corporate buyers in selected countries (primarily Egypt), which was partially offset by the impact of foreign exchange fluctuations, in particular, in the Nigerian Naira and the Egyptian Pound depreciation year-over-year.
Cost of Revenue
Cost of revenue decreased by 29.5% from $21.1 million in the three months ended June 30, 2023 to $14.9 million in the three months ended June 30, 2024, in line with the evolution of first-party sales.
Cost of revenue decreased by 13.0% from $37.5 million in the six months ended June 30, 2023 to $32.6 million in the six months ended June 30, 2024, mostly driven by improved first-party sales margins. Cost of revenue primarily includes the purchase price of customer products sold in first-party sales. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items, and shipping costs related to logistics services to non-sellers are also included in cost of revenue.
Gross Profit
Gross profit decreased by 5.7% from $22.9 million in the three months ended June 30, 2023 to $21.6 million in the three months ended June 30, 2024. Gross profit as a percentage of GMV was nearly flat at 12.7%, when compared to the three months ended June 30, 2023, as a result of improved marketplace revenue margins and a reduction in spending on customer incentives offset by currency devaluations.
Gross profit increased by 10.4% from $47.8 million in the six months ended June 30, 2023 to $52.8 million in the six months ended June 30, 2024. Gross Profit as a percentage of GMV reached 15.0% compared to 13.6% in the six months ended June 30, 2023, driven by higher sales margins in first-party and third-party corporate sales and a reduction in spending on customer incentives and promotions.
Fulfillment Expense
Fulfillment expense decreased by 12.2% from $10.6 million in the three months ended June 30, 2023 to $9.3 million in the three months ended June 30, 2024, driven by the effects of currency devaluation and the implementation of optimization and cost reduction initiatives. On a per Order basis, excluding JumiaPay app orders, fulfillment expense decreased from $2.6 to $2.2.
Fulfillment expense decreased by 16.6% from $22.4 million in the six months ended June 30, 2023 to $18.7 million in the six months ended June 30, 2024, driven by the effects of currency devaluation and the implementation of optimization and cost reduction initiatives. On a per Order basis, excluding JumiaPay app orders, fulfillment expense decreased from $2.78 to $2.28.
We continuously seek to achieve greater efficiencies in our logistics chain, while improving the quality and reliability of our service and expanding our reach beyond the main urban centers.
Sales and Advertising Expense
Sales and advertising expense decreased by 19.2% from $5.5 million in the three months ended June 30, 2023 to $4.4 million in the three months ended June 30, 2024, as we continue our efforts to grow orders through supply enhancements rather than increasing marketing expenditure.
Sales and advertising expense decreased by 24.5% from $10.8 million in the six months ended June 30, 2023 to $8.2 million in the six months ended June 30, 2024, as we continue our efforts to grow orders through supply enhancements rather than increasing marketing expenditure. This led to an improvement in marketing efficiency ratios with Sales and advertising expense per Order, decreasing by 27.7% to $0.9 in the six months ended June 30, 2024, compared to $1.2 in the six months ended June 30, 2023. As a percentage of GMV, Sales and Advertising expense improved from 3.1% in the six months ended June 30, 2023 to 2.3% in the six months ended June 30, 2024.
Technology and Content Expense
Technology and content expense decreased by 18.5% from $10.7 million in the three months ended June 30, 2023 to $8.7 million in the three months ended June 30, 2024, driven by savings achieved through better management of our hosting infrastructure, operational tools, and reductions in overhead.
Technology and content expense decreased by 18.5% from $21.9 million in the six months ended June 30, 2023 to $17.8 million in the six months ended June 30, 2024, driven by savings achieved through better management of our hosting infrastructure, operational tools, and reductions in overhead. We have also relocated a broader share of our developers and tech personnel to African countries closer to our customers and sellers. As we move forward, we remain disciplined in our approach to costs in this area, while balancing the need to develop new features to improve the customer experience.
General and Administrative Expense
General and administrative expense increased by 3.7% from $18.5 million in the three months ended June 30, 2023 to $19.2 million in the three months ended June 30, 2024, primarily due to the release of tax provisions in the three months ended June 30, 2023, which did not recur in the three months ended June 30, 2024. This was partially offset by a decline in staff costs.
Excluding share-based compensation expense, General and administrative expense increased to $17.6 million in the three months ended June 30, 2024, compared to $17.2 million in the three months ended June 30, 2023. The staff costs component of General and administrative expense, excluding share-based compensation expense, decreased by 16.6% from $9.5 million in the three months ended June 30, 2023 to $7.9 million in the three months ended June 30, 2024, primarily due to reductions in headcount.
General and administrative expense decreased by 16.1% from $43.7 million in the six months ended June 30, 2023 to $36.7 million in the six months ended June 30, 2024, primarily driven by a significant reduction in staff costs and a reduction in headcount.
Excluding share-based compensation expense, General and administrative expense decreased to $32.9 million in the six months ended June 30, 2024, compared to $41.4 million in the six months ended June 30, 2023. The staff costs component of General and administrative expense, excluding share-based compensation expense, decreased by 20.3% from $20.9 million in the six months ended June 30, 2023 to $16.7 million in the six months ended June 30, 2024, primarily due to reductions in headcount.
Operating Loss
Operating loss decreased by 8.3% from $22.1 million in the three months ended June 30, 2023 to $20.2 million in the three months ended June 30, 2024, primarily reflecting the impact of cost reductions over the period.
Adjusting our operating loss for depreciation and amortization and share-based payment expense, our Adjusted EBITDA loss decreased by 10.2% from $18.2 million in the three months ended June 30, 2023 to $16.3 million in the three months ended June 30, 2024, in line with the reduction in operating loss.
Operating loss decreased by 43.4% from $50.5 million in the six months ended June 30, 2023 to $28.6 million in the six months ended June 30, 2024, primarily reflecting the impact of cost reductions over the period.
Adjusting our operating loss for depreciation and amortization and share-based payment expense, our Adjusted EBITDA loss decreased by 51.9% from $42.8 million in the six months ended June 30, 2023 to $20.6 million in the six months ended June 30, 2024, in line with the reduction in operating loss.
Finance Income
Finance income decreased from $2.9 million in the three months ended June 30, 2023 to $0.7 million in the three months ended June 30, 2024, primarily due to a decrease in foreign exchange gains.

Finance income decreased from $6.0 million in the six months ended June 30, 2023 to $2.0 million in the six months ended June 30, 2024, primarily due to a decrease in foreign exchange gains.
Finance Costs
Finance costs decreased from $11.7 million in the three months ended June 30, 2023 to $2.9 million in the three months ended June 30, 2024, primarily due to a decrease in foreign exchange losses.
Finance costs increased from $15.6 million in the six months ended June 30, 2023 to $35.5 million in the six months ended June 30, 2024, primarily due to an increase of foreign exchange losses and fair value losses on financial assets at fair value through profit or loss, which are related to our treasury and investment portfolio management activities. These financial assets, which constitute investments in securities measured at fair value through profit or loss, incurred fair value losses of $16.2 million in the six months ended June 30, 2024, compared to no losses in the six months ended June 30, 2023 and were disposed of during the period.
Loss before Income Tax from Continuing Operations
Loss before income tax from continuing operations decreased by 27.1% from $30.9 million in the three months ended June 30, 2023 to $22.5 million in the three months ended June 30, 2024, primarily reflecting the impact of cost reductions over the period in the quarter and a decrease in net foreign exchange losses.
Loss before income tax from continuing operations increased by 3.4% from $60.1 million in the six months ended June 30, 2023 to $62.1 million in the six months ended June 30, 2024, mainly driven by the increase in finance costs. This was partially offset by increased gross profit and the impact of operating cost reductions over the period.
Income Tax Expense
Income tax benefit increased from $0.2 million in the three months ended June 30, 2023 to $0.5 million in the three months ended June 30, 2024, primarily due to the effect of deferred tax liabilities on unrealized foreign exchange gains.
Income tax expense decreased from a net benefit of $0.1 million in the six months ended June 30, 2023 to a net expense of $0.5 million in the six months ended June 30, 2024, primarily due to the increase of deferred tax liabilities on unrealized foreign exchange gains.
Loss for the Year from continuing operations
Loss for the year from continuing operations decreased by 28.3% from $30.7 million in the three months ended June 30, 2023 to $22.0 million in the three months ended June 30, 2024.
Loss for the year from continuing operations increased by 4.4% from $60.0 million in the six months ended June 30, 2023 to $62.7 million in the six months ended June 30, 2024.
Constant Currency Data
We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects. Constant currency metrics are calculated using the average monthly exchange rates for each month during 2023 and applying them to the corresponding months in 2024, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.
The following table sets forth certain unaudited constant currency data for selected metrics for the three months ended June 30, 2023, and June 30, 2024.

	For the three months ended June 30,
	As reported		YoY	As reported	Constant currency	YoY
	2023	2024	Change	2023	2024	Change
	(in USD millions)
Revenue	44.0	36.5	(17.2)%	44.0	50.7	15.2%
Gross Profit	22.9	21.6	(5.7)%	22.9	30.8	34.5%
Fulfillment expense	(10.6)	(9.3)	(12.2)%	(10.6)	(12.5)	17.7%
Sales and Advertising expense	(5.5)	(4.4)	(19.2)%	(5.5)	(6.6)	19.7%
Technology and Content expense	(10.7)	(8.7)	(18.5)%	(10.7)	(9.2)	(14.4)%
General and administrative expense(1)	(18.5)	(19.2)	3.7%	(18.5)	(23.3)	25.7%
Adjusted EBITDA(2)	(18.2)	(16.3)	(10.2)%	(18.2)	(16.1)	(11.4)%
Operating Loss	(22.1)	(20.2)	(8.3)%	(22.1)	(21.0)	(5.0)%
Loss before Income tax from continuing operations(3)	(30.9)	(22.5)	(27.1)%	(30.9)	(22.9)	1.1%

GMV	179.2	170.1	(5.0)%	179.2	241.8	35.0%
TPV	49.4	45.9	(7.1)%	49.4	73.5	48.7%
TPV as % of GMV	27.6%	27.0%		27.6%	30.4%
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(1)Includes share-based payment expense of $1.3 million in the three months ended June 30, 2023 and $1.7 million in the three months ended June 30, 2024. In constant currency, share-based payment expense was $1.7 million in the three months ended June 30, 2024.
(2)See “Non-IFRS and Other Financial and Operating Metrics” for a reconciliation of Adjusted EBITDA, which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and an explanation of why we consider Adjusted EBITDA useful.
(3)Loss before income tax from continuing operations in constant currency excludes the impact of foreign exchange recorded in finance income/costs.
The following table sets forth certain unaudited constant currency data for selected metrics for the six months ended June 30, 2023, and June 30, 2024.

	For the six months ended June 30,
	As reported		YoY	As reported	Constant currency	YoY
	2023	2024	Change	2023	2024	Change
	(in USD millions)
Revenue	85.3	85.4	0.1%	85.3	115.5	35.4%
Gross Profit	47.8	52.8	10.4%	47.8	72.4	51.5%
Fulfillment expense	(22.4)	(18.7)	(16.6)%	(22.4)	(24.9)	11.1%
Sales and Advertising expense	(10.8)	(8.2)	(24.5)%	(10.8)	(12.0)	11.4%
Technology and Content expense	(21.9)	(17.8)	(18.5)%	(21.9)	(18.4)	(15.8)%
General and administrative expense(1)	(43.7)	(36.7)	(16.1)%	(43.7)	(44.0)	0.7%
Adjusted EBITDA(2)	(42.8)	(20.6)	(51.9)%	(42.8)	(17.5)	(59.2)%
Operating Loss	(50.5)	(28.6)	(43.4)%	(50.5)	(27.0)	(46.6)%
Loss before Income tax from continuing operations(3)	(60.1)	(62.1)	3.4%	(60.1)	(46.8)	(6.3)%

GMV	352.4	351.6	(0.2)%	352.4	482.1	36.8%
TPV	90.6	91.3	0.8%	90.6	152.3	68.2%
TPV as % of GMV	25.7%	26.0%		25.7%	31.6%
_________________________
(1)Includes share-based payment expense of $2.3 million in the six months ended June 30, 2023 and $3.8 million in the six months ended June 30, 2024. In constant currency, share-based payment expense was $3.8 million in the six months ended June 30, 2024.
(2)See “Non-IFRS and Other Financial and Operating Metrics” for a reconciliation of Adjusted EBITDA, which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and an explanation of why we consider Adjusted EBITDA useful.
(3)Loss before income tax from continuing operations in constant currency excludes the impact of foreign exchange recorded in finance income/costs.
Quarterly Data
The following table sets forth certain unaudited financial data for each fiscal quarter for the periods indicated. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown. This information should be read in conjunction with the audited consolidated financial statements and related notes thereto appearing elsewhere in this Annual Report. Our quarterly results are not necessarily indicative of future operating results.

	2023(1)				2024(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
	(in USD millions)
Revenue	41.2	44.0	41.7	59.4	48.9	36.5
Cost of revenue	(16.3)	(21.1)	(19.5)	(22.3)	(17.7)	(14.9)
Gross profit	24.9	22.9	22.2	37.1	31.2	21.6
Fulfillment expense	(11.8)	(10.6)	(9.8)	(11.7)	(9.4)	(9.3)
Sales and advertising expense	(5.3)	(5.5)	(4.4)	(6.2)	(3.7)	(4.4)
Technology and content expense	(11.2)	(10.7)	(9.7)	(9.9)	(9.1)	(8.7)
General and administrative expense(2)	(25.2)	(18.5)	(16.8)	(13.9)	(17.5)	(19.2)
Other operating income	0.2	0.4	0.1	0.5	0.2	0.2
Other operating expense	—	—	—	(0.2)	(0.1)	(0.4)
Operating loss	(28.4)	(22.1)	(18.3)	(4.5)	(8.3)	(20.2)
_________________________
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)Includes share-based payment expense of $0.9 million in the first quarter of 2023, $1.3 million in the second quarter of 2023, $1.3 million in the third quarter of 2023, $1.7 million in the fourth quarter of 2023, $2.2 million in the first quarter of 2024 and $1.7 million in the second quarter of 2024.
The following table set forth certain key performance indicators, for each fiscal quarter for the periods indicated.

	2023(1)				2024(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
	(in millions)
Quarterly Active Customers	2.0	2.0	2.0	2.3	1.9	2.0
Orders	4.5	4.5	5.7	6.6	4.6	4.8
GMV	$173.2	$179.2	$164.1	$233.3	$181.5	$170.1
Adjusted EBITDA(2)	$(24.7)	$(18.2)	$(14.8)	$(0.6)	$(4.3)	$(16.3)
_________________________
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)See “Non-IFRS and Other Financial and Operating Metrics” for a reconciliation of Adjusted EBITDA, which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and an explanation of why we consider Adjusted EBITDA useful.
Liquidity and Capital Resources
At June 30, 2024, we had a liquidity position of $92.8 million, which was comprised of $45.1 million of cash and cash equivalents and $47.7 million of Term deposits and other financial assets. Most of our liquid means can be freely transferred. For a small fraction of our liquid means, we may need authorization or permits for a cross-border transfer.
Since our inception, we have financed our operations primarily through equity issuances. We received net proceeds of $280.2 million from our April 2019 initial public offering, a concurrent private placement with
Mastercard and the issuance of shares to existing shareholders to protect them from dilution. In December 2020, we completed an equity offering, the proceeds of which, net of commissions and expenses, amounted to $231.4 million, and in March 2021, we completed another equity offering, raising proceeds, net of commissions and expenses, of $341.0 million. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, which primarily consist of computer equipment, office equipment and lease-hold improvements, as well as general corporate purposes. We believe, based on our current operating plan, that our existing cash and cash equivalents and cash flows from operating activities will be sufficient to meet our anticipated cash needs for working capital, capital expenditures, general corporate needs and business expansion for at least the next twelve months. While we believe that we have sufficient cash and cash equivalents to cover our working capital needs in the ordinary course of business and to continue to expand our business, we may, from time to time, explore additional financing sources.
Impact of Inflation
At the end of June 30, 2024, inflation indicators reached multi-decade highs across a number of countries in which we operate, with core CPI year-over-year increases of 34% in Nigeria, from June 30, 2023 to June 30, 2024, and 33% in Egypt and 25% in Ghana from April 30, 2023 to April 30, 2024, according to IMF data and National Bureau of Statistics of Nigeria. Inflationary pressure and currency devaluations are further exacerbated by the regional conflicts with notable effects in a number of African countries such as Egypt that are dependent on the agricultural product imports from Russia and/or Ukraine. Overall, inflation levels are expected to remain elevated throughout 2024.
In the countries in which we operate, higher inflation rates have been putting significant pressure on consumer sentiment and spending power, while affecting our sellers’ ability to import and source goods. In 2024, challenges on both the supply and demand fronts negatively affected the performance of our usage indicators, GMV, Orders and Quarterly Active Customers. On the cost front, while we are experiencing inflation pressure on wages, utility and fuel, we are implementing a number of efficiency initiatives across the full cost structure to mitigate inflation impact and drive cost reduction.

Consolidated Statement of Cash Flows

	For the three months ended June 30,		For the six months ended June 30,
(in USD millions)	2023	2024	2023	2024
Net cash flows used in operating activities	(19.5)	(8.4)	(38.9)	(3.9)
Net cash flows (used in) / from investing activities	14.2	25.2	53.0	20.8
Net cash flows (used in) / from financing activities	(1.5)	(1.8)	(4.2)	(2.8)
Net (decrease)/increase in cash and cash equivalents	(6.8)	15.0	9.9	14.0
Effect of exchange rate changes on cash and cash equivalents	(19.0)	1.4	(20.5)	(4.5)
Cash and cash equivalents at the beginning of the period	86.9	28.6	71.6	35.5
Cash and cash equivalents at the end of the period	61.0	45.1	61.0	45.1
Net Cash Flows used in Operating Activities
Net cash used in operating activities decreased by 90.0% from a cash outflow of $38.9 million in the six months ended June 30, 2023 to a cash outflow of $3.9 million in the six months ended June 30, 2024, primarily driven by a positive impact in working capital and significant cost reduction initiatives. A decrease in accounts receivable and inventories and an increase in accounts payable led to a net cash inflow of $19.6 million in the six months ended June 30, 2024, compared to a net cash inflow of $11.8 million in the six months ended June 30, 2023.
Net Cash Flows from Investing Activities
Net cash flows from investing activities amounted to a cash inflow of $20.8 million compared to $53.0 million in the six months ended June 30, 2023 mainly related to the maturing and selling of part of the financial investments in the six months ended June 30, 2024 in the amount of $21.5 million, compared to $51.6 million in the six months ended June 30, 2023.
Net Cash Flows used in Financing Activities
Net cash flows used in financing activities amounted to a cash outflow of $2.8 million in the six months ended June 30, 2024, compared to $4.2 million the six months ended June 30, 2023 mainly due to the repayment of lease liabilities and payment of lease interest.

Contractual Obligations
Below is a summary of short-term and long-term anticipated cash requirements as of June 30, 2024:

	Payments due by period
In thousands of USD	Less than one year	More than one year
Leases	3,154	5,524
Purchase obligations	59,213	13,055
Tax payables	21,305	862
Total	83,672	19,441
Purchase obligations relate primarily to trade payables, accrued employee benefits and other third-party agreements.
Quantitative and Qualitative Disclosures about Market Risk
During the six months ended June 30, 2024, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported under Item 11. “Quantitative and Qualitative Disclosures about Market Risk” in the Annual Report.
Critical Accounting Estimates and Judgments
As of June 30, 2024, there have been no material changes to the significant accounting estimates and judgment described under Item 5. “Operating and Financial Review and Prospects—Critical Accounting Estimates and Judgments” in the Annual Report.
Forward Looking Statements
This management’s discussion and analysis includes forward-looking statements. All statements other than statements of historical facts contained in this management’s discussion and analysis, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-
term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission for the year ended December 31, 2023. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this management’s discussion and analysis may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.
The forward-looking statements included in this management’s discussion and analysis are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this management’s discussion and analysis to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this management’s discussion and analysis with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS and Other Financial and Operating Metrics

Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.
This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Customers, Quarterly Active Customers, Orders and GMV. We define Annual Active Customers Quarterly Active Customers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:
Annual Active Customers means unique customers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.
Quarterly Active Customers means unique customers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.
We believe that Annual Active Customers and Quarterly Active Customers are useful indicators of the adoption of our offering by customers in our markets.
Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.
We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.
Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.
We use Quarterly Active Customers, Orders and GMV as some of many indicators to monitor usage of our platform.
Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.
We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by customers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.
JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.
We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by customers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.
We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.
Customer Incentives corresponds to incentives that we grant to our end customers, which include discounts and vouchers. These incentives are consideration payable to a customer and are recognized as a reduction of revenue.
We believe that the level of customer incentives is a useful indicator to measure our targeted marketing expenses related to customer discounts and vouchers.
General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based payment expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.
Adjusted EBITDA corresponds to loss for the period from continuing operations, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based payment expense.
Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
Management uses Adjusted EBITDA:
•as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;
•for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•to evaluate the performance and effectiveness of our strategic initiatives; and
•to evaluate our capacity to expand our business.
Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:
•Adjusted EBITDA does not reflect our share-based payments, income tax expense (benefit) or the amounts necessary to pay our taxes;
•although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period. The following table provides a reconciliation of loss for the period from continuing operations to Adjusted EBITDA for the periods indicated:
•The following table provides a reconciliation of loss for the year from continuing operations to Adjusted EBITDA for the periods indicated:

	For the three months ended June 30,		For the six months ended June 30,
(in USD millions)	2023	2024	2023	2024
Loss for the year from continuous operations	(30.7)	(22.0)	(60.0)	(62.7)
Income tax expense	(0.2)	(0.5)	(0.1)	0.5
Net Finance costs / (income)	8.8	2.3	9.6	33.6
Depreciation and amortization	2.6	2.3	5.5	4.2
Share-based compensation	1.3	1.7	2.3	3.8
Adjusted EBITDA	(18.2)	(16.3)	(42.8)	(20.6)

•The following table provides a reconciliation of loss for the year from continuing operations to Adjusted EBITDA for each fiscal quarter for the periods indicated.

	2023(1)				2024(1)
(in USD millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Loss for the year from continuous operations	(29.3)	(30.7)	(22.7)	(16.6)	(40.7)	(22.0)
Income tax expense	0.1	(0.2)	1.3	(0.6)	1.0	(0.5)
Net Finance costs / (income)	0.8	8.8	3.0	12.7	31.3	2.3
Depreciation and amortization	2.8	2.6	2.2	2.1	1.9	2.3
Share-based compensation	0.9	1.3	1.3	1.7	2.2	1.7
Adjusted EBITDA	(24.7)	(18.2)	(14.8)	(0.6)	(4.3)	(16.3)
_________________________
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.

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